Filer: Lakeland Bancorp, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Lakeland Bancorp, Inc.

Commission File No.: 000-17820

Immediate	Roger Bosma
President & CEO

Joseph F. Hurley
EVP & CFO
973-697-2000

Lakeland Bancorp Reports $4.0 Million in Net Income in Fourth Quarter and

Declares Quarterly Dividend

Oak Ridge, NJ – January 21, 2004 — Lakeland Bancorp, Inc. reported a fourth quarter Net Income of $4.0 million, which equaled the Net Income for the fourth quarter of 2002. Earnings per diluted share were $0.25 in the fourth quarter as compared to $0.26 for the same period last year, reflecting additional shares outstanding following the consummation of the CSB acquisition.

Net Income for the year ended December 31, 2003 was $15.1 million, up $5.0 million from the $10.1 million for 2002. Earnings per diluted share were $0.98, up from the $0.66 per diluted share for 2002. On a year-to-year basis, total assets increased 31% to $1.585 billion. Total loans increased 19% to $852.4 million, while total deposits increased 25% to $1.326 billion, during the same period.

Lakeland Bancorp also announced that it has declared a quarterly cash dividend of $0.10 per common share. The cash dividend will be paid on February 13, 2004 to holders of record as of the close of business on January 30, 2004.

Roger Bosma, Lakeland Bancorp’s President and CEO, said, “2003 was a year of continued growth for the bank. We were pleased to consummate the acquisition of CSB Financial Corp. in the third quarter, as well as announcing the proposed merger of Newton Financial Corp. in the fourth quarter. Our acquisitions, along with the ongoing development of our current branch locations, make Lakeland one of the prominent community banks in New Jersey.”

Lakeland Bancorp, the holding company for Lakeland Bank, has a current asset base of $1.6 billion and thirty-eight offices spanning five northwestern New Jersey counties: Bergen, Essex, Morris, Passaic, and Sussex. Lakeland Bank, headquartered at 250 Oak Ridge Road, Oak Ridge, offers an extensive array of consumer and commercial products and services, including online banking, localized commercial lending teams, equipment leasing, and 24-hour or less turnaround time on consumer loan applications. For more information about their full line of products and services, please call (973) 697-2000 or visit their website at www.lakelandbank.com.

Non-historical information disclosed in this press release constitutes forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Lakeland cautions that these forward-looking statements are necessarily speculative and speak only as of the date made, and are subject to numerous risks and uncertainties, all of which may change over time. Actual results could differ materially from such forward-looking statements as a result of numerous factors, including pricing pressures on loan and deposit products; competition; changes in economic conditions nationally, regionally and in Lakeland’s markets; changes in levels of market interest rates; credit risks of lending activities and competitive factors; whether or not the Company ultimately receives payment of all amounts due from a lease portfolio as described in its Form 10-K for the year ended December 31, 2002; changes in the conditions of the capital markets in general and in the capital markets for financial institutions in particular; the ability of Lakeland Bank to integrate Newton into the Company’s overall business and plans after the acquisition closes; and the extent and timing of legislative and regulatory actions and reforms. The Company is not obligated to update and does not undertake to update any of its forward-looking statements made herein.

Lakeland Bancorp has filed a Registration Statement on SEC Form S-4 in connection with the merger with Newton and the parties expect to mail a Proxy Statement/Prospectus to their shareholders containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT LAKELAND, NEWTON, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Lakeland files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Lakeland at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Lakeland’s filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov. Newton, its directors, executive officers and certain members of management and employees may be soliciting proxies from Newton’s stockholders in favor of the adoption of the merger agreement. Lakeland Bancorp, its directors, executive officers, and certain members of management and employees may be soliciting proxies from Lakeland Bancorp’s shareholders to authorize the issuance of the shares of Lakeland Bancorp common stock issuable pursuant to the merger agreement. A description of any interests that Newton’s directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus. This press release does not constitute an offer of any securities for sale.